 EXHIBIT 12.1

PENINSULA GAMING, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Year Ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$3,511	$(13,441)	$22,756	$(5,154)	$6,328	$(91)	$1,765
Fixed charges excluding unamortized capitalized interest	61,750	75,224	42,149	42,931	35,235	17,119	15,393
Total earnings	$65,261	$61,783	$64,905	$37,777	$41,563	$17,028	$17,158

Fixed charges:
Interest expense including capitalized interest	$59,598	$72,882	$42,940	$41,348	$33,822	$16,730	$14,855
Portion of rental charges deemed to be interest	1,931	2,121	2,293	2,287	2,092	483	483
Total fixed charges	$61,529	$75,003	$45,233	$43,635	$35,914	$17,213	$15,338
Ratio of earnings to fixed charges	1.1	-	1.4	-	1.2	-	1.1
Deficiency	$-	$13,220	$-	$5,858	$-	$185	$13,220

Pro Forma Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$(8,455)					$(1,222)
Fixed charges excluding unamortized capitalized interest	73,716					18,250
Total earnings	$65,261					$17,028

Fixed charges:
Interest expense including capitalized interest	$71,564					$17,861
Portion of rental charges deemed to be interest	1,931					483
Total fixed charges	$73,495					$18,344
Ratio of earnings to fixed charges	-					-
Deficiency	$8,234					$1,316